UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

Commission File Number: 1-4373

THREE-FIVE SYSTEMS, INC. 401(K) PROFIT SHARING PLAN
(Full title of the Plan)

THREE-FIVE SYSTEMS, INC.
1600 North Desert Drive
Tempe, Arizona 85281
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Page No.

Mansperger
Patterson
& McMullin, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Don A. Patterson
Jeffrey C. McMullin
James A. Wraith
Joy C. Cervantes

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of

<u>THREE-FIVE SYSTEMS, INC</u>
<u>401(k) PROFIT SHARING PLAN</u>
Tempe, Arizona

We have audited the accompanying statements of net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements of Three-Five Systems, Inc. 401(k) Profit Sharing Plan as of December 31, 2000 were audited by other auditors whose report dated May 30, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mansperger Patterson & McMullin, PLC

June 6, 2002
Tempe, Arizona

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
Investments	$ 4,411,032	$ 3,992,688
Receivable from Three-Five Systems, Inc.	261,830	232,413
Receivable from employees	33,110	30,630
Net assets available for benefits	$ 4,705,972	$ 4,255,731

The Accompanying Notes are an
Intergal Part of these Financial Statements.

THREE-FIVE SYSTEMS, INC.
401(K) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributable to:	
Investment income	
Interest	21,601
Dividends	49,439
Contributions	
Employee	786,965
Employer	261,830
Rollovers from other plans	95,570
Total additions	1,215,405
Deductions from net assets attributable to:	
Net realized/unrealized losses on investments and other income	(458,800)
Benefits paid to participants	(304,764)
Administrative fees	(1,600)
Total deductions	(765,164)
Net increase	450,241
Net assets available for benefits:	
Beginning of year	4,255,731
End of year	4,705,972

The Accompanying Notes are an
Integral Part of these Financial Statements.

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Three-Five Systems, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all U.S. employees of Three-Five Systems, Inc. (the Company) who have completed 90 days of service. The Plan is administered by the Company. The Company is responsible for the general administration of the Plan including compliance with the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was established and became effective on September 1, 1990. Employees are eligible to join the Plan on the first day of the year or the first day of the fourth month, seventh month, or tenth month after they have completed 90 days of service and have attained age 21.

Participants may elect to contribute a percentage of their compensation, up to the maximum amount allowed by law, as a pretax deferral. The Company may also contribute an additional amount determined by its sole judgment. For 2001 and 2000, the Company elected to contribute on a percentage match basis calculated as 50% of the first 6% of the participants' compensation that was contributed to the Plan. Participants become 100% vested in the Company's matching contribution after one year of service. Any forfeitures of Company contributions are used to fund Company matching contributions in the year of forfeiture. Participants can change their contribution percentage on the first day of any calendar quarter. Investment options can be changed by the participants through an automated phone system.

The Plan provides for either lump sum distributions, installment payments, life annuities, life annuities with payments guaranteed for any period less than or equal to 20 years, joint and survivor annuities upon retirement, termination of employment, death or disability. The Plan also provides for a lump sum distribution as described in the Internal Revenue Code (the Code) upon proven financial hardship (such as medical expenses), for purchasing a principal residence, payment of tuition, and payments necessary to prevent eviction. Early withdrawals are subject to tax penalties to the participant under the Code.

Although it currently has no intention of doing so, the Company has the right under the Plan agreement to terminate the Plan subject to ERISA. In the event of termination all participants become 100% vested.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements were prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

Participant loans are stated at historical cost, which approximates market value. All other investments are stated at current market value based on quoted market price.

Participants have the option to direct their contributions among nine investment funds managed by Paine Webber Trust Company. The Plan also allows participants to invest up to 10% of their contributions in a fund that invests in the common stock of the Company.

The carrying values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000 are as follows:

2001:

AIM Blue Chip Fund	$ 844,894
American Funds Euro Pacific Growth Fund	431,109
American Funds Investment Company of America	434,682
Paine Webber Stable Value Fund	975,939
Seligman Capital Fund	311,715
Brinson Tactical Allocation Fund	560,187
Paine Webber Pace Intermediate Fixed Income	239,163
Franklin Small Cap Growth	235,530

2000:

AIM Blue Chip Fund	$ 984,185
American Funds Euro Pacific Growth Fund	355,820
American Funds Investment Company of America	405,977
Paine Webber Stable Value Fund	764,527
Seligman Capital Fund	280,091
Paine Webber Tactical Allocation Fund	569,544

Investments (Continued)

During the year ended December 31, 2001, the Plan's investments depreciated in fair value by $458,800, as follows:

Mutual Funds	$ (451,146)
Company Common Stock	(7,654)
	$ (458,800)

Investment earnings, including net appreciation or depreciation of the assets in the Plan, are allocated to participants daily, in proportion to the value of each participant's account as of that date, to the total of all participant accounts.

Administrative Fees

Except for certain administrative fees charged by the trustee, expenses incurred to administer the Plan have been paid by the Company.

Contributions

Employee contributions are recognized in the period in which they are deducted from employees' paychecks. Employer contributions are recorded in the period in which they are accrued on the Company's financial statements.

Payment of Benefits

Benefits are recorded in the period in which they are paid.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 3 - PARTICIPANT LOANS

The Plan allows participants to borrow funds from their accounts upon submitting a written application to the Plan administrator. The loans are for a minimum of $500 and are limited to 50% of the participant's vested account balance. Loans bear interest at rates ranging from 7.0% to 10.5% and the repayment period may not exceed 60 months, unless the loan is for a home mortgage, in which case the loan term can be extended to 180 months. Participant loans mature in various installments through December 2006. Each loan is secured by the participant's interest in his/her account. As of December 31, 2001 and 2000, the participant loans which were included in investments in the accompanying financial statements were $223,671 and $159,427, respectively.

NOTE 4 - TAX STATUS OF THE PLAN

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated August 2, 1995, covering the amendments made to the Plan through December 19, 1994. The Plan was subsequently amended; however, a new determination letter covering these amendments has not been requested from the IRS. Management is of the opinion that the Plan is currently designed and being operated in accordance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

NOTE 5 - MARKET RISK

The Plan invests in various investments which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Furthermore, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Paine Webber. Paine Webber is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Money Market Fund is managed by Riggs. Riggs is the recordkeeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Unitized Stock fund is comprised of Three-Five Systems, Inc. stock. Three-Five Systems, Inc. is the Plan Administrator defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SCHEDULE I

THREE-FIVE SYSTEMS, INC.
401(K) PROFIT SHARING PLAN
DECEMBER 31, 2001
FORM 5500, SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD FOR INVESTMENT PURPOSES)
EIN #86-0654102

Identity of Issue	Description of Investment	Number of Shares	Cost	Current Value
*Riggs	Money Market	4,176	$ 4,176	$ 4,176
*Three-Five Systems, Inc.	Unitized Stock Fund	3,626	164,443	149,966
Pace	Intermediate Fixed Income	19,668	239,681	239,163
Aim	Blue Chip Fund	69,539	988,936	844,894
American Funds	Euro Pacific Growth Fund	16,044	563,214	431,109
Franklin	Small Cap Growth Fund	7,556	291,930	235,530
American Funds	Investment Company of America	15,236	472,519	434,682
*Paine Webber	Stable Value Fund	66,735	889,902	975,939
Brinson	Tactical Allocation Fund	21,562	647,076	560,187
Seligman	Capital Fund	15,855	397,580	311,715
*Various Participants	Participant loans secured by vested benefits, interest ranging from 7.0% to 10.5% maturing through December 21, 2006		223,671	223,671
			$ 4,883,128	$ 4,411,032

*Indicates a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Three-Five Systems, Inc 401(k) Profit Sharing Plan

By: [signature]
Name: George Pisznuik
Title: Assistant Secretary

Date: June 30, 2002

EXHIBIT INDEX

Exhibit Number	Description
1	Consent of Mansperger Patterson & McMullin, PLC

Mansperger
Patterson
& McMullin, PLC
CERTIFIED PUBLIC ACCOUNTANTS

Don A. Patterson
Jeffrey C. McMullin
James A. Wraith
Joy C. Cervantes

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

THREE-FIVE SYSTEMS, INC.
401(k) PROFIT SHARING PLAN

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Three-Five Systems, Inc.'s previously filed Registration Statement on Form S-8 (File No. 333-57933).

Mansperger, Patterson & McMullin, PLC

August 19, 2002
Tempe, Arizona

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • ARIZONA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
1222 E. Baseline Rd., Suite 200 • Tempe, Arizona 85283 • (480) 831-9500 • FAX (480) 831-8630
www.mpmcpa.com